SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
(Amendment No.1)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

GENERAL EMPLOYMENT ENTERPRISES, INC.
(Name of Subject Company (Issuer))

PSQ, LLC
(Names of Filing Persons (Offeror))

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

369730106
(CUSIP Number of Class of Securities)

Stephen Pence
Managing-Member
Hurstbourne Place, Suite 1025
9300 Shelbyville Road
Louisville, KY 40222
Tel: (502) 736-6200
Fax: (502) 736-6205

Copy to:
Gregory Bartko, Esq.
Law Office of Gregory Bartko, LLC
3475 Lenox Road, Suite 400
Atlanta, Georgia 30326
Fax: (866) 342-4092

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation(1): $1,500,000	Amount of Filing Fee(2): $83.70

(1)
Estimated solely for the purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934 based on the product of (i) $0.60 (i.e., the tender offer price) and (ii) 2,500,000, the maximum number of shares of common stock, no par value, of General Employment Enterprises, Inc. subject to the tender offer.

(2)
The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #5 for Fiscal Year 2009, issued March 11, 2009.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$83.70 on the date of initial filing.
Filing Party:	PSQ, LLC
Form or registration no.:	File No. 005-40677
Date Filed:	April 13, 2009
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

 Item 1 – Summary Term Sheet

Offer to Purchase Term Sheet

Tender offeror	PSQ, LLC, a Kentucky limited liability company
Securities subject to Offer to Purchase	Common Stock, no par value per share
Offer to Purchase Price	$.60 per share, net to shareholders
Number of Shares Subject to Offer	2,500,000 shares
Aggregate Maximum Offer Amount	$1,500,000
Duration of the Offer to Purchase	This Offer expires at 12:00AM, New York City time, on Tuesday, June 30, 2009, unless extended.

This Tender Offer Statement (“Schedule TO”) relates to the offer by PSQ, LLC (“PSQ”), a Kentucky limited liability company, to purchase outstanding shares of the common stock of General Employment Enterprises, Inc. (“General Employment”, or the “Company”), an Illinois corporation. PSQ entered into a Securities Purchase and Tender Offer Agreement (“Agreement”) on March 30, 2009 with General Employment. Under the terms of the Agreement, PSQ has agreed to commence a cash tender offer to purchase from General Employment's shareholders up to 2,500,000 issued and outstanding shares of common stock at a purchase price of $0.60 per share, net to the holder in cash, without interest thereon, for a maximum aggregate amount equal to $1,5000,000, upon the terms and subject to the conditions set forth in the Agreement, incorporated by reference herein, and in the related Letter of Transmittal (“Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(B) and (a)(1)(C) (which, together with any amendments or supplements from time to time thereto, constitute the “Tender Offer”).

The information in the Agreement, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO and is supplemented by the information specifically provided herein.

If more than 2,500,000 shares of common stock are tendered in response to the Offer to Purchase, the number of shares purchased from each tendering shareholder will be reduced proportionately to an amount equal to the product of the number of Shares tendered by each such shareholder and a percentage amount equal to the quotient of 2,500,000 over the number of shares of common stock tendered by all shareholders in response to the Tender Offer.  The Tender Offer will remain open until Midnight, New York City Time, on June 30, 2009, subject to extension under certain circumstances as set forth in the Agreement.

Item 2. Subject Company Information.

(a)	Name and Address. General Employment maintains its principal executive office at One Tower Lane, Suite 2200, Oakbrook Terrace, Illinois 60181. The telephone number at that office is (630) 954-0400.

(b)	Securities. The Company had 5,165,265 of shares of Common Stock, no par value, issued and outstanding as of March 31, 2009.

(c)
Trading and Market Price.  The Common Stock is traded on the NYSE AMEX Stock Exchange and the range of high and low sales prices, based on information provided by published financial sources, for each quarter during the previous two years is as follows:

	High	Low
Q1 – 2009	.48	.35
Q4 – 2008	.42	.39
Q3 – 2008	.41	.40
Q2 – 2008	.85	.85
Q1 – 2008	1.38	1.32
Q4 – 2007	1.66	1.63
Q3 – 2007	1.76	1.76
Q2 – 2007	2.01	1.96

Item 3. Identify and Background of Filing Person.

(a)	Name and Address. PSQ maintains its principal office address at 9300 Hurstbourne Place, Suite 1025, Louisville, KY 40222 and its telephone number is (502) 736-6200.

(b)
Business and Background of Tender Offeror.  PSQ, a Kentucky limited liability company, was formed by Stephen Pence as a special purpose vehicle for the purpose of consummating the transactions contemplated by the Agreement with General Employment.  Mr. Ronald E. Heineman, of River Falls Financial, Inc., a corporation also formed under the laws of Kentucky, with a principal place of business at Hurstbourne Place, Suite 1205, 6300 Shelbyville Road, Louisville, KY 40222 and telephone number of (502) 736-6200, was instrumental to the negotiations that led to the Tender Offer and will be appointed as Chief Executive Officer and President of General Employment upon closing.

(c)	Business and Background of Natural Persons.

Mr. Stephen B. Pence, (56), is the sole member of PSQ and will also be designated as a Director and Chairman of the board of directors of General Employment upon the closing of the Tender Offer.  Mr. Pence is currently a retired colonel from the United States Army Reserve, where he served as a federal military judge, and is also of counsel with Martin, Ogburn & Zipperle, in Louisville, Kentucky; assisting clients involved in human resource staffing and workers’ compensation insurance.  In 2001, Mr. Pence was nominated by President Bush and confirmed by the U.S. Senate to the position of United States Attorney for the Western District of Kentucky.  From 2003 to 2007, Mr. Pence served as Lieutenant Governor of

Kentucky, which included roles as the Secretary of the Justice and Public Safety Cabinet and Commissioner of State Police.  Mr. Pence received his bachelor’s degree in business and his master’s of business administration, with a concentration on economics, from Eastern Kentucky University and his juris doctorate degree from the University of Kentucky.  Mr. Pence can be reached through PSQ’s principal address at 9300 Hurstbourne Place, Suite 1025, Louisville, KY 40222 and telephone number of (502) 736-6200.

Mr. Ronald Heineman (51) was the former President and Chief Executive Officer of Resolve Staffing, Inc., an Ohio based human resources outsourcing services company, that had approximately 74 offices within the United States and combined revenues of $500,000,000 prior to its sale to a large California based staffing firm.  He also acted as the Chief Executive Officer of ELS Inc., Human Resource Solutions, which was a professional employer organization operating in 32 states since 2000.  Prior to this, Mr. Heineman was Corporate, Vice President - Human Resources for Frisch’s Restaurants, Inc., a large publicly held restaurant chain operating Big Boy, Golden Corral, Roy Rogers Restaurants and several large hotels, where Mr. Heineman was responsible for attaining results in the areas of employment, training, benefits, loss prevention and government compliance.  Mr. Heineman was employed with Frisch’s for 23 years.    He also purchased, in 1989, and operated a Snelling Personnel franchise for several years.  Mr. Heineman holds a Bachelor’s Degree in Business from Thomas More College and a Master’s Degree in Psychology from the Athenauem of Ohio.

Messrs. Pence and Heineman are both citizens of the United States and have not been convicted in a criminal proceeding during the past five years nor were either a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining from future violations of, or prohibiting activities subject to, federal or state securities laws.

Item 4. Terms of the Transaction

(a)(1) Tender Offer. The Agreement provides for PSQ’s purchase of a maximum of 2,500,000 shares of common stock, no par value, of General Employment at a purchase price of $.60 per share, net to the holder in cash, without interest thereon, for a maximum aggregate amount equal to $1,500,000, upon the terms and subject to the conditions set forth in the Offer to Purchase.

The Tender Offer will remain open until 12:00 Midnight, New York City Time, on Tuesday, June 30, 2009 unless extended.  The Tender Offer may be extended upon certain conditions, which are further specified in the Agreement attached as Exhibit (a)(1)(B).

Withdrawal rights of tendered shares may be exercised throughout the period that the Tender Offer remains open.  Notice of withdrawal pursuant will be deemed to be timely upon the receipt by the Depositary of a written notice of withdrawal specifying the name(s) of the tendering stockholder(s), the number or amount of the securities to be withdrawn and the name(s) in which the certificate(s) is (are) registered, if different from that of the tendering security holder(s).

In the event that the number of shares that are validly tendered on or prior to the expiration of the Tender Offer and not timely withdrawn, exceed the maximum of 2,500,000 shares, the number of shares purchased from each stockholder of General Employment will be reduced proportionately to an amount equal to the product of the number of Shares tendered by each such shareholder and a percentage amount equal to the quotient of 2,500,000 over the number of shares of common stock tendered by all shareholders in response to the Tender Offer.

The procedure for the tender of Shares is outlined in detail in the Letter of Transmittal, attached hereto as Exhibit (a)(1)(C), which is incorporated herein by reference. All shareholders should also see the Agreement, attached to this Schedule TO as Exhibit (a)(1)(B), for further details on the material terms of the Tender Offer, including accounting treatment and tax consequences.

(a)(2) Mergers or Similar Transactions. Not Applicable.

Item 5. Past Contacts, Transactions, Negotiations, and Agreements.

(a)
Transactions, Significant Corporate Events, Negotiations and Background.  PSQ is a newly formed limited liability company formed specifically to acquire shares of General Employment common stock, including 7,700,000 shares of newly issued shares of General Employment common stock (“New Issue Shares”), which will result in PSQ controlling the voting class of outstanding capital stock of General Employment. We are offering to purchase up to, but no more than 2,500,000 shares of the outstanding shares General Employment common stock of at a price of $.60 per share. As of the date hereof, we do not own any shares of General Employment common stock, but we have entered into a Securities Purchase and Tender Offer Agreement with General Employment dated March 30, 2009 which provides that we will purchase from General Employment 7,700,000 shares of General Employment common stock, representing approximately 58% of the outstanding shares of common stock (if no shares of common stock are tendered in the Tender Offer) and approximately 76% of the outstanding shares of common stock (if the maximum amount of shares of common stock for which the Tender Offer is made ((2,500,000 shares of common stock)) are tendered), for a price of $.25 per Share, for an aggregate purchase price of $1,925,000.  Based on the review of General Employment’s business and market position, we have identified General Employment as a strategic opportunity and a foundation for long-term growth.

The following represent the course of events for PSQ that led towards the Offer:

• The Offer was initiated by Mr. Furnari of MC Capital Funding Group on January 7, 2009.  Mr. Furnari facilitated the introduction of Mr. Ronald E. Heineman of River Falls Financial Services, Inc. (“River Falls”) and Dennis Baker of General Employment on January 16, 2009, at which time the parties discussed the possibility of a tender offer and direct cash investment into the Company.  On January 27, 2009, Mr. Heineman met with Herbert F. Imhoff, Jr., Kent M. Yauch, Sheldon Brottman and Mr. Baker to discuss funding opportunities through River Falls.

• A meeting was then held on February 4, 2009 between representatives of River Falls, including Stephen Pence and Ronald E. Heineman, General Employment, and certain investment / business partners of River Falls, including Oppenheimer, Sands Brothers Asset Management and the Park Avenue Bank.

• On February 5, 2009, PSQ, a special purpose vehicle formed by Stephen Pence, submitted a draft letter of intent to General Employment, outlining a proposed share purchase and tender offer to be undertaken by PSQ.

• On February 11, 2009, PSQ and General Employment executed the non-binding letter of intent outlining certain preliminary terms of the Agreement, including proposed terms of the Offer.

• On February 17, 2009, Mr. Heineman met with Mr. Imhoff, Jr. in General Employment’s corporate office. They discussed business operations and Mr. Imhoff, Jr.’s role with the Company if the proposed transactions were to take place.

• A first draft of the Agreement from PSQ was submitted on March 2, 2009.

• Between March 8 and March 12, 2009, PSQ and General Employment, as well as respective legal counsel exchanged comments to drafts of the  Agreement and negotiated various terms and conditions of the  Agreement and the transactions contemplated thereby.

• On March 12, 2009, Messrs. Imhoff, Jr., Yauch, Baker and Heineman, present in person at General Employment’s headquarters, along with the General Employment’s legal counsel and PSQ’s legal counsel participating via teleconference, continued to negotiate various open issues in the terms of the Agreement.

On March 14, 2009, Mr. Baker discussed certain terms of a proposed Consulting Agreement for Mr. Imhoff, Jr. (“Consulting Agreement”) with Mr. Heineman.

• On March 19, 2009, PSQ’s legal counsel distributed a revised draft of the  Agreement to General Employment. In turn, General Employment’s legal counsel delivered a further revised draft of the  Agreement to PSQ on March 20, 2009.

• On March 28 and 29, 2009, General Employment and PSQ continued to negotiate the remaining issues in the  Agreement and the related ancillary documents that form a part of the Agreement.

• On March 30, 2009, General Employment and PSQ resolved the remaining issues in the various transaction documents and entered into the Agreement. Contemporaneous with approving the Agreement, General Employment and PSQ also entered into an Escrow Agreement with Park Avenue Bank, New York, New York, which has agreed to act as the escrow agent for the transaction, the Consulting Agreement between General Employment, PSQ and Mr. Imhoff, Jr., and a Registration Rights Agreement which provides to PSQ  demand registration rights covering the Shares of common stock to be purchased by PSQ under the terms of the Agreement as well as piggyback registration rights for Shares of common stock that will be issued to Mr. Imhoff, Jr. under the terms of his Consulting Agreement. Thereafter, PSQ caused the agreed upon purchase price for the 7,700,000 New Issued Shares, $1,925,000, to be transferred to Park Avenue Bank as the agreed upon escrow agent and General Employment issued a press release shortly thereafter and filed a Form 8-K Current Report with the Securities and Exchange Commission announcing the execution of the  Agreement and  other related transaction documents.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)
Purposes.  PSQ was formed as a special purpose vehicle to acquire a controlling interest in General Employment and thereafter, through General Employment as its operating subsidiary, to become a recognized leader in the providing of professional staffing and related human resource outsourcing services; with specialization on information technology, engineering, and accounting professionals.  Based on the review of General Employment’s business and market position, PSQ has identified General Employment as a strategic opportunity and a foundation for long-term growth.

(c)(1) Any Extraordinary Transaction, such as a Merger, Reorganization or Liquidation, involving the Subject Company or any of its Subsidiaries. Not Applicable.

(c)(2) Any Purchase, Sale or Transfer of a Material Amount of Assets of the Subject Company or any of its Subsidiaries. Not Applicable.

(c)(3)  Any Material Change in the Present Dividend Rate or Policy, or Indebtedness or Capitalization of the Subject Company.  In conjunction with the Agreement, PSQ will purchase (the “Share Purchase”) 7,700,000 newly issued shares of common stock from the Company for a purchase price of $1,925,000, or $.025 per share, in a private placement transaction in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933, as amended, and/or Rule 506 promulgated there under.  If consummated, PSQ will own a majority stake in General Employment, consisting of between approximately 58% of the outstanding shares of common stock (if no shares of common stock are tendered in the Tender Offer) and approximately 76% of the outstanding shares of common stock if the maximum amount of shares of common stock for which the Tender Offer is made ((2,500,000 shares of common stock)) are tendered.)

(c)(4)  Any Change in the Present Board or Directors or Management of the Company, Including, but not Limited to, any Plans or Proposals to Change the Number or Term of Directors or to Fill any Existing Vacancies on the Board or to Change any Material Term of the Employment Contract of any Executive Officer.

Pursuant to the Agreement and as requested by PSQ, upon the occurrence of the closing, Stephen Pence, Charles (Chuck) W.B. Wardell III and Jerry Lancaster (“Replacement Directors”) will be appointed by the board of directors to fill the vacancies on the board of directors that will result from the resignations of the resigning directors. After their appointments are effected, the size of the board of directors will be reduced to five members, and will consist of two current members of the board of directors of the Company and the three directors appointed at the request of PSQ.

The board of directors will determine which committees Messrs. Pence, Wardell and Lancaster will serve on at their first scheduled meeting after the closing occurs.  If the closing occurs and Messrs. Pence, Wardell and Lancaster become members of the board of directors of the Company, they will receive compensation as directors in line with the Company’s current non-employee director compensation arrangement, which will entitle each of them to a monthly retainer fee of $2,000.  Directors do not receive any additional compensation for attendance at meetings of the board of directors or its committees, except that the Chairman of the Audit Committee receives an additional monthly fee of $500.

The following biographical information sets forth, with respect to each individual proposed director that has agreed to serve in such capacity upon the closing of the transactions described in the Agreement, their full name, the age of the individual as of April 15, 2009, their current principal occupation and employment history during the past five years. Each designee described below has agreed to serve if appointed to fill the vacancies created by the resignation of certain existing directors of the Company as described in the Agreement.

STEPHEN B. PENCE, 55, is currently a retired colonel from the United States Army Reserve, where he served as a federal military judge, and is also of counsel with Martin, Ogburn & Zipperle, in Louisville, Kentucky, assisting clients involved in human resource staffing and workers’ compensation insurance.  In 2001, Mr. Pence was nominated by President Bush and confirmed by the U.S. Senate to the position of United States Attorney for the Western District of Kentucky.  From 2003 to 2007, Mr. Pence served as Lieutenant Governor of Kentucky, which included roles as the Secretary of the Justice and Public Safety Cabinet and Commissioner of State Police.  Mr. Pence received his bachelor’s degree in business and his masters of business administration, with a concentration on economics, from Eastern Kentucky University, and his juris doctorate degree from the University of Kentucky.

CHARLES W.B. WARDELL III, 56, served as Senior Advisor to the Chief Executive Officer of Korn/Ferry International, a multi-national executive recruitment service with currently more than 90 offices in 40 countries, from 1992 through 2007.  Between 1990 and 1992, Mr. Wardell operated as President of Nordeman Grimm, a New York based boutique executive placement firm with specialization on placement with marketing and financial services companies.  In 1978, he joined American Express as Special Assistant to the Chief Executive Officer, although he also held roles, between 1978 and 1990, of Regional Vice President and General Manager of American Express Company Middle East and Senior Vice President and Chief Operating Officer of Global Private Banking at American Express International Banking Corporation. His experience also encompasses Senior Vice President, both at Travelers and Mastercard International, as well as Executive Vice President of Diners Club at Citicorp.  Mr. Wardell graduated cum laude from Harvard College with an A.B. degree.

JERRY LANCASTER, 74, has been employed with Imperial Casualty and Indemnity Company since 1997, where he is currently the Chairman and the Director of Marketing.  He has worked in a variety of capacities involving workers’ compensation programs and holds General Lines Agent and Managing General Agent licenses from the State of Texas.  Mr. Lancaster graduated from Southern Methodist University with a degree in mathematics.

In addition, Herbert F. Imhoff, Jr., who currently serves as the Chairman of the board of directors and Chief Executive Officer and President of the Company, has agreed to resign from those positions with the Company if the Agreement is consummated, although he will remain as a member of the board of directors. Subject to the Agreement being consummated, after the closing, Mr. Imhoff, Jr. will become a consultant to the board of directors under the provisions of a Consulting Agreement approved by the Company, PSQ and Mr. Imhoff, Jr. on March 30, 2009. In connection with Mr. Imhoff, Jr.’s agreement to resign as Chief Executive Officer and President of the Company if the closing occurs, PSQ has requested, and the board of directors of the Company has approved, the appointment of Ronald E. Heineman to serve as Chief Executive Officer and President of the Company effective upon Mr. Imhoff, Jr.’s resignation.

Mr. Heineman has agreed to an initial annual salary of $1 and a grant of 150,000 stock options on the date of the closing pursuant to and in accordance with the Company’s Amended and Restated 1997 Stock Option Plan, with such options to be fully vested on the date of issuance.  The grant of such options was made subject to the approval of the Company’s shareholders of an increase in the number of authorized shares of common stock available for issuance under the plan to accommodate such stock option issuance, which shareholder approval will be sought at the Company’s 2010 Annual Meeting of Shareholders or at such earlier special meeting of shareholders as may be called in accordance with the Company’s By-laws, provided that such meeting will not be called for prior to the date of the closing of this Tender Offer.

There are no family relationships among Mr. Heineman and any directors or other executive officers of the Company, including the persons that would become directors of the Company if the closing occurs. Other than the transactions described in this Schedule TO/A and referenced exhibits, including the provisions of the Agreement providing for Mr. Heineman to be appointed as Chief Executive Officer and President of the Company upon the occurrence of the closing, PSQ is not aware of any transaction in which Mr. Heineman has an interest requiring disclosure under Item 404(a) of Regulation S-K.

(c)(5) Any Other Material Change in the Subject Company’s Corporate Structure or Business, Including, if the Subject Company is a Registered Closed-End Investment Company, any Plans or Proposals to make any Changes in its Investment Policy for Which a Vote Would be Required by Section 13 of the Investment Company Act of 1940 (15 U.S.C. 80a-13).  Not Applicable.

(c)(6) Any Class of Securities of the Subject Company to be Delisted from a National Securities Exchange or Cease to be Authorized to be Quoted in an Automated Quotations System Operated by a National Securities Association.  Not Applicable.

(c)(7) Any Class of Equity Securities of the Subject Company Becoming Eligible for Termination of Registration Under Section 12(g)(4) of the Act (15 U.S.C. 78 l). Not Applicable.

Item 7. Source and Amount of Funds or Other Consideration.

(a)
Source of Funds.  PSQ will need approximately $1,750,000 to purchase the maximum number of shares pursuant to the Tender Offer and to pay related fees and expenses and an additional $1,925,000 to purchase the 7,700,000 of the newly issued shares to be acquired by PSQ pursuant to the Agreement. Under the terms of the Agreement, on March 30, 2009, PSQ deposited into escrow the sum of $1,925,000 to be held by the escrow agent under the terms of an Escrow Agreement pending the closing. PSQ intends to deploy its own proprietary cash under management for funding the purchase of shares in the Tender Offer and for the purchase of the newly issued shares, without the use of third party funding. PSQ is also required in the Agreement to establish, to General Employment’s satisfaction, that it has available the maximum aggregate Tender Offer purchase amount of $1,500,000, no later than three business days prior to the closing of the Tender Offer. PSQ has sufficient cash resources to pay related fees and expenses of the Tender Offer.

(b)
Conditions. The Tender Offer has been approved by the member-manager of PSQ, and is not contingent on receipt of financing by PSQ nor upon any condition regarding any minimum number of shares being validly tendered in the Tender Offer.  The Tender Offer however is subject to certain closing conditions, as set forth in the attached Offer to Purchase as Exhibit (a)(1)(A), including receipt of approval from General Employment's shareholders for the sale to PSQ of the New Issue Shares.

(d)	Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)	Securities Ownership. Not Applicable.

Securities Transactions.  Not Applicable.

Item 9. Persons / Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

Morrow and Co., LLC, 470 West Avenue, Stamford, CT 06902, as the Information Agent on behalf of PSQ. Under the terms of the agreement entered into between PSQ and the Information Agent,  reasonable and customary compensation is to be paid to the Information Agent for their services during the course of the Tender Offer and until consummation thereof.

Item 10.  Financial Statements.

Financial statements will not be provided as PSQ’s financial condition is not material to a security holder’s decision whether to sell, tender or hold the Common Stock, which is the subject of the Offer to Purchase, as the consideration offered consists solely of cash.

Item 11.  Additional Information.

(a)	Agreements. Not Applicable.

(b)	Other Material Information. Not Applicable.

Item 12.  Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 15, 2009, as amended.

(a)(1)(B)	Securities Purchase and Tender Offer Agreement dated March 30, 2009.

(a)(1)(C)	Letter of Transmittal.

(a)(1)(D)	Notice of Guaranteed Delivery.

(a)(1)(E)	Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(G)	Press Release, dated March 30, 2009, issued by General Employment (incorporated herein by reference to Exhibit 99.1 of Form 8-K, filed by General Employment on March 31, 2009).

(a)(5)(A)	Amendment to the By-Laws of General Employment, incorporated herein by reference to Exhibit 3.1 of Form 8-K, filed by General Employment on March 31, 2009.

(a)(5)(B)
Consulting Agreement, dated March 30, 2009, by and among Herbert F. Imhoff, Jr., General Employment Enterprises, Inc., PSQ, LLC and Herbert F. Imhoff, Jr., incorporated herein by reference to Exhibit 10.2 of Form 8-K, filed by General Employment on March 31, 2009.

(a)(5)(C)
Registration Rights Agreement, dated as of March 30, 2009, by and among General Employment Enterprises, Inc., PSQ, LLC and Herbert F. Imhoff, Jr., incorporated herein by reference to Exhibit 10.3 of Form 8-K, filed by General Employment on March 31, 2009.

(a)(5)(D)
Employment Agreement between General Employment Enterprises, Inc. and Herbert F. Imhoff, Jr., as amended, incorporated herein by reference to Exhibit 10.4 of Form 8-K, filed by General Employment on March 31, 2009, Exhibit 10.10 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2001, Exhibit 10.18 to the Company's Annual Report on Form 10-KSB for the fiscal year ended September 30, 2007, and Exhibit 10.01 to the Company's Current Report on Form 8-K dated March 25, 2009.)

(a)(5)(F)
Escrow Agreement, dated March 30, 2009, by and among General Employment and PSQ, LLC and Park Avenue Bank, as escrow agent, incorporated herein by reference to Exhibit 10.1 of Form 8-K, file on March 31, 2009.

Item 13. Information Required by Schedule 13E-3.  Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO/A Amendment No. 1 is true, complete and correct.

PSQ, LLC

Dated this 15th day of April, 2009.	By:	/s/ Stephen Pence
Stephen Pence
Managing Member